UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 29, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated July 29, 2003

2. Press Release of the Registrant dated July 29, 2003

3. Press Release of the Registrant dated July 29, 2003

4. Press Release of the Registrant dated July 29, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: July 29, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

•     Welcome and thank you for attending today.

•     Now lets take a look at the agenda for today.

[ NEXT SLIDE- Disclaimer]

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Strategy Briefing David Murray Chief Executive Officer 29 July 2003 www.commbank.com.au

[ NEXT SLIDE- Speaker’s Notes]

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The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation 29 July 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

[ NEXT SLIDE- Agenda for today’s briefing]

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Speaker's Notes Speaker's notes for these presentations are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

•     In May last year we gave you a strategy briefing on the restructure.

•     In May this year we updated you on banking, pointing out our intention to make a substantial cultural change and the importance of this change to all parts of the Bank, including wealth management through our mutually reinforcing brands Commonwealth Bank and Colonial First State.

•     The purpose of today is to provide you with an update of the:

•	Investment & Insurance Services division, headed by Stuart Grimshaw

•	Group’s capital position with Marten Touw our Group Treasurer

•	International Financial Services division, headed by Garry Mackrell

•	After Garry’s presentation I’ll then return with some short closing remarks.

•	The briefing will conclude just after eleven.

[ NEXT SLIDE- Wealth Management]

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Agenda for today's briefing

•     By way of introduction to the briefing I’d like to make a few remarks about our overall position in wealth management.

•     Stuart Grimshaw will focus on how we are going about it.

•     At our half year results presentation we showed you this appraisal value chart. We have added significant value to the wealth management businesses since the acquisition of Colonial in June 2000.

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Wealth Management Value of Colonial merger Service excellence Success factors in wealth management CBA's superior position in wealth management AV: Life & Funds

Read slide

[ NEXT SLIDE- Service excellence]

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Value of Colonial merger Amounts in $ billion Cost of acquisition 9.1 Pre merger market capitalisation 5.9 Market premium 3.2 Value of banking synergies @ P/E x13.5 3.9 @ P/E x16 4.7 Colonial increment in appraisal value 1.2

•     Service excellence means we will meet three basic needs — know me, deliver what I want, deliver it reliably.

•     Value is maximised by bundling services for clients from a full range of financial services.

•     Engagement means our people having the empowerment, motivation and skill to deliver.

•     Simple processes means zero waste, scale advantage, speed, accuracy and no bureaucracy.

•     Wealth management services are critical to our own service excellence vision... and our customers already recognise our place in this market.

[ NEXT SLIDE- Success factors in wealth management]

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Service excellence Customer Service through Engaged People supported by Simple Processes

•     Wealth management is a great business for banks.

•     Emerging trend is banks are in wealth management.

•     The majority of wealth managers in Europe are bank owned.

•     Of top 15 North American wealth managers, 9 are bank owned.

•     These are the success factors...

[NEXT SLIDE - CBAs superior position in wealth management]

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Success factors in wealth management Ability to bundle with an extensive product offering Distribution Brand Sales model and capability Organisational alignment Cost effective delivery

•     Now, we have a broad range of products that we can effectively bundle in a single sale or over time in the relationship.

•     Giving our customers access not only to our own products but also to those of third parties.

•     With complementary distribution networks we have been able to widen and deepen our footprint and third party distribution relationships.

•     The CFS brand is very strong and the CBA brand is highly recognised as not just a banking but also a wealth management brand.

•     CBA clients also know and respect the CFS brand within the Commonwealth stable for what it achieves for them.

•     An end to end value chain presence provides pricing flexibility in a changing environment.

•     We are working across business units to maximise our bundling and distribution capability.

[ NEXT SLIDE- David Murray name slide]

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CBA's superior position in wealth management Broad product offering with choice of bundled offer Deep distribution capability with strong relationships Strong brand and customer service ratings End to end presence in value chain provides flexibility Co-operation and mutual accountability across key business units

Marten Touw — Capital

•     Our capital position and our obligations

•     Capital needs in the context of economic risk

•     Impact of proposed changes in the regulatory environment and international accounting standards

•     You would have seen our announcement yesterday about a possible USD tier one hybrid security issue.

Garry Mackrell — IFS

•     ASB’s successful business model and our plans to replicate it elsewhere

•     Hong Kong re-positioning

Hand over to Stuart

•     Stuart joined the Group in January 2002 as Group Executive, Financial & Risk Management

•     IIS since March this year

•     Prior was CEO, Great Britain for NAB

•     Extensive international and domestic financial services experience

•     Also here today are members of Stuart’s team, Peter Beck, Executive General Manager, CommInsure and John Pearce, CEO of Colonial First State Investments.

•     Thank you and over to Stuart.

[ NEXT SLIDE- Stuart’s name slide]

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Strategy Briefing David Murray Chief Executive Officer 29 July 2003 www.commbank.com.au

Commonwealth Bank Investments & Insurance Services 29 July 2003 www.commbank.com.au

The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 29 July 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

This morning I will be providing you with an overview of:

•     Our Investments and Insurance Services (IIS) business model and the advantages it gives us

•     Some of the key recent achievements of our businesses

•     An overview of our forward strategies

Peter Beck and John Pearce will then provide you with more detail on these topics within their own businesses — CommInsure and Colonial First State Investments (CFSI).

Stuart Grimshaw IIS Strategy and Business Group Executive, Overview Investments and Insurance Services Peter Beck CommInsure Strategy Managing Director, and Business Overview CommInsure John Pearce CFSI Strategy and Chief Executive Officer, Business Overview Colonial First State Investments Stuart Grimshaw Conclusion Group Executive, Investments and Insurance Services Questions and Answers Discussion Outline

IIS organisational structure Investment and Insurance Services (Stuart Grimshaw) Financial Planning & Advice Services (Acting - Jerome Bleijie) Finance (Michael Cant) Business Development (Robert DeLuca) Risk Management & Compliance (Jim Evans) Human Resources (Sue Mather) Colonial First State Property (Geoff McWilliam) Colonial First State Investments (John Pearce) First State International (Tom Waring) Commonwealth & Colonial Products (Grahame Petersen) CommInsure (Peter Beck)

I want you to take away four key messages from the presentation today.

•	We generate significant value from the strong capabilities we have in each element of the wealth management value chain. However we believe our end to end presence creates additional value in itself.

•	We are implementing a number of initiatives that will build on the scale, efficiency and other strengths we have in our manufacturing operations to drive revenue and profit growth.

•	We continue to improve our multi-channel distribution capabilities. A key focus for us is to build on our distribution strengths to meet the investment and insurance needs of more of the CBA’s banking customer base.

•	We recognise that platform capabilities have become an area through which competitive advantage is achieved. One of our priorities is to build our platform capabilities, leveraging the scale and efficiency of our technology.

Key Messages There is significant value in having an end to end value chain presence We are building on our leading competitive position in investments and insurance manufacturing We are leveraging and extending our distribution strengths We are growing our platform capabilities

•	We have many market-leading capabilities within our IIS businesses, and these span the wealth management value chain.

•	In terms of performance, we have a proven track record in investment management across all major asset classes, and we have recently experienced market leading in-flows in master trusts with FirstChoice.

•	We also hold a powerful position in many markets, being the largest fund manager, the largest player in life insurance, and have a strong position in the property market.

•	While we enjoy a leading market position in many areas, there are also many opportunities for further growth.

•	We have distribution strength across both our 3rd party IFA (independent financial advisor) channel (~16,000 relationships), our bank planners (~730 planners) and the advisers within our dealership groups (~430). However we have a substantial opportunity to meet more of the investment and insurance needs of our banking customers (both retail customers and businesses).

•	Our end to end value chain presence means that scale advantages, technology infrastructure and capabilities, and other strengths can be leveraged across the value chain to create competitive advantage and capture new opportunities. The scale and efficiency of our technology underpins the competitive pricing and features of FirstChoice.

•	We have also recently made organisational changes to better position us to realise more of the scale and other benefits of our end to end presence by operating in a more integrated and coordinated way. Improved integration and coordination extends to the way IIS interacts and interfaces with the broader CBA Group.

Note — RBS (Retail Banking Services), PFS (Premium Financial Services), IBS (Institutional and Business Services), IFS (International Financial Services)

We have strengths across the value chain and benefit from an end to end presence IIS Products and Services by Value Chain Element Business Model Strengths We are one of the market leaders in: Asset management Life insurance Platform inflows in FirstChoice Breadth and scale of banking network and 3rd party distribution Strengths of our model: Flexibility in pricing Capture all margins Serve broad range of customer needs

•	Over the last year we have finalised the integration of Commonwealth Investment Management (CIM) with the First State Investments team. This program, which was delivered on time and within budget, involved merging and rationalising the investment, back office and administration functions, and migrating $19b of funds under management (FUM) from CIM, with negligible FUM lost during the process.

•	We have created a team in IIS that focuses on product and systems rationalisation to achieve efficiencies while ensuring that customer and FUM “leakage” is minimised. Good progress has been made since establishing the team in 2002 — with 3 systems decommissioned to date, and more to follow over the coming years.

•	A highlight in our life insurance business was the achievement of the number 1 market share position — with 15.3%, in December 2002[1]. Peter Beck will discuss in more detail what helped us achieve this result, including the growth in sales to our banking customers.

•	For Colonial First State Property, funds under management have increased over the year from $11b to $14.2b, with the successful completion of the Gandel transaction providing a significant fund contribution.

•	Since its launch in May 2002, the success of FirstChoice has exceeded our expectations. John Pearce will talk in more detail about some of the drivers of this success, which include its competitive pricing, simplicity, and the innovative mandate structure. Total funds under administration (FUA) at June 2003 was $3.2b, with CFS acting as the asset manager on around 60% of new funds flow into FirstChoice, and FirstChoice continuing to capture a leading share of gross mastertrust flows.

1.     Source: Plan for Life December 2002

There are a number of notable recent achievements across IIS Integration of Commonwealth Investment Management and First State Investments Good progress on legacy product and systems rationalisation Achieved leading market share position in Life Insurance Significant growth in Property Funds Under Management over last 12 months Successful launch and strong growth of FirstChoice

In the current environment, we believe that success will depend on:

•	Realising the benefits of scale

•	Driving further efficiencies

•	Developing market-leading platform, product and customer service capabilities

•	The ability to leverage distribution

Our strategic agenda reflects these broad competitive imperatives:

•	Our focus over the short term is to equip our planners and advisers with the front-end tools needed to improve their productivity and competitiveness. At the same time, particularly in the current environment, it is critical that we realise the efficiency opportunities inherent in businesses with our scale. We have a program of product and system rationalisation, and other initiatives, to achieve this.

•	Looking forward, we expect IIS will generate additional revenue through meeting the investment and insurance needs of more of our banking customers. We will be looking to increase planner numbers and productivity to do this.

•	There are attractive profit pools for those who can develop leading product and platform capabilities built on understanding customer and adviser needs, and through the cost-effective use of technology. We are increasing our focus in these areas to defend and strengthen our current standing as a provider of innovative products and services.

•	We also expect attractive returns over the medium to longer term from a portfolio of prudent investment options we’re currently cultivating, including in international funds management.

Continue to develop a range of tools to meet the broad needs of our planners Rationalisation of products and systems Short Medium Long Our broad strategic agenda will deliver benefits over short to long term time horizons Expected Timing of Pay-off Capture the investment and insurance needs of more of our banking customers Planner and adviser development program Product and platform innovation Prudent growth options

Our leading manufacturing capabilities allow us to capture a greater proportion of the total wealth management margin than would otherwise be the case.

•	The example used to illustrate this here is for managed investments, with a margin range representing experience across the industry.

•	The advantages of the end to end model are that we capture manufacturing and administration margin in addition to distribution margin, and our strengths or successes in one element, for example distribution, can be leveraged to capture margin in other elements of the value chain.

•	However we have the flexibility to offer our services on a stand-alone basis as well as an integrated basis. As a leading manufacturer, we are able to capture asset management margin through competitor distribution channels (ie CFS managed funds on competitors mastertrust platforms).

Significant margin is captured through our manufacturing capability Distribution Administration Manufacturing Greater leverage of front-end success through capture of manufacturing margin Flexible offering - can be bundled or offered separately

•	We have scale and “balance” across 3rd party IFA distribution relationships, our branch planners, and the advisers in our dealership groups, and we are continuing to build on these strengths.

•	Our distribution support services team, Financial Planning & Advice Services (FPAS), has been established to focus on improving distribution through CBA channels.

•	FPAS are uniquely positioned, as the central distribution point into bank channels, to leverage a knowledge of both customers’ investment and insurance needs, and specialist product knowledge, to improve our distribution capabilities and increase sales penetration into the bank.

•	As mentioned before, this is a substantial opportunity. Its size reflects the strengths inherent in both the distribution network and leading market shares of the CBA, and the leading manufacturing capabilities of IIS. Planner capacity and productivity improvements are a key focus for IIS, and FPAS in particular, going forward.

•	To date we have achieved reasonable penetration, but the opportunity for further growth is clear, and the economics of sales into our internal channels is highly attractive.

•	A growing proportion of new fund inflows and premiums are sourced through the banking network, with strong internal flows achieved over the last year:

•	~31% of new CFS flows

•	~42% new life business sales

(FPAS also has a relationship with 430 “aligned” advisers within the IIS dealership groups. These are not shown on the above slide, which focuses on those planners that service the Bank’s customers.)

We are extending and leveraging our strengths in distribution Established one distribution support services team focused on CBA channels Well positioned to drive sales through CBA channels: Large internal managed funds and insurance sales growth opportunity Good progress to date IIS Internal Distribution Model = Number of planners as at May 2003 [ ]

•	As mentioned earlier, in 2002 we established a team focused on rationalising products and systems across IIS while retaining customers. This is particularly important in the current environment where more frequent regulatory change creates significant system upgrade costs.

•	Measures of success encompass not just the cost efficiencies realised, but also the retention of customers and FUM, as well as customer service level improvements.

•	While this program is still building momentum, the results to date have been pleasing, and the forward rationalisation agenda is expected to deliver substantial total accumulated benefits over the coming years.

•	Some of the smaller systems have been the first to be rationalised, and the skills acquired through this process are resulting in an increased rate of progress of rationalisation going forward.

Rationalising products and systems will allow us to realise further efficiencies Established one team to manage investments legacy products and systems: Product rationalisation Client migration Systems decommissioning Key drivers of success: Client retention and service Realise cost efficiencies Reduced operational risk "Legacy" products reduced from 255 to 124 by 2005 Source: Internal Projections. Systems rationalisation by calender year end

Discussion Outline

Stuart Grimshaw Group Executive, Investments and Insurance Services	IIS Strategy and Business Overview
Peter Beck Managing Director, CommInsure	CommInsure Strategy and Business Overview
John Pearce Chief Executive Officer, Colonial First State Investments	CFSI Strategy and Business Overview
Stuart Grimshaw Group Executive, Investments and Insurance Services	Conclusion
Questions and Answers	

CommonwealthBank 13

The insurance industry is a mature market, but with low penetration levels.

It has been a time of surprises and uncertainty in the insurance industry resulting from the compound effects of:
•	Natural disasters: Canberra bushfires,

•	Terror: Bali, September 11

•	Corporate Failure:HIH

•	Investment Downturn: Poor market returns

’Winners’ need scale for efficiency, good governance, stability and access to distribution.

Product, platform and staff capabilities must seamlessly integrate to deliver convenient, efficient service.

A service focus, innovation and simplicity are the keys to success.

CommInsure’s method of operation reflects a ‘small business culture with big business scale and efficiency’.

The insurance industry outlook has changed A maturing industry: Favourable long term growth Commoditised products Lower investment returns Competitive and consolidating Increased regulatory focus A time of 'surprises': Sept 11, Canberra, Bali, HIH Low penetration Scale is critical Rising re-insurance premiums Industry & legislative shake up Return to rational pricing Requires cost focus as well as revenue Importance of broad based distribution Commoditisation - difficult to differentiate Uncertainty - increasing importance of good corporate governance and security Winner will be larger players, who maintain profitability by: Leveraging scale Driving out efficiencies Building revenues through: Cross sell / bundling Multi-channel distribution Brand and reputation Whilst maintaining a service culture built around: Service focus Innovation Simplicity Platforms Industry Outlook Implications The "Winners"

Significant progress has been made since CommInsure’s strategy was first outlined to the market in May 2002.

CommInsure’s key objective was to reach the No1 market share position in life insurance. This was achieved in December 2002.

Progress was made to varying degrees in all areas. The remaining challenges set the agenda for the 03/04 year.

I cover most of these areas in the following slides. However, to touch briefly on those areas not covered:

Brand

•	New ‘Look and Feel’ developed

•	Collateral branded CommInsure

Service

•	Call centres amalgamated

•	Staff cross skilling begun

Technology

•	Have commenced rationalising systems, and moving towards web-enabled processes and straight through processing

Progress against stated strategies Customers Brand Product Distribution Integrated service Total insurance & financial solutions Promoted CommInsure brand Packaging & loyalty programs Rebranding products Rationalisation Competitive pricing Product upgrades Improved efficiency Increase cross-sell and retention Service Price People Technology Integrated call centre & Ops Combine life and general insurance Packaging & loyalty programs Scale & efficiency in service Small business culture Insurance focus Functional specialist Rationalise systems Efficient processes

Market share targets have been met during the year. CommInsure is the leading Australian Life Risk Insurer, as measured by:

•	New Business (when compared on a consistent basis)

•	In-force premiums

Our success is underpinned by a number of factors, including:

•	Repricing — includes Income Protection, Group Risk, Annuities and General Insurance Business

•	Product innovation and comprehensive product range — including cashback, booster benefits, loyalty benefits, flexible commission

•	We have achieved significant efficiencies across the life business through:

– Amalgamation of the life companies
– Process improvement
– End to end business
– Single CommInsure brand
– Product rationalisation
– Improved retention

•	Our multi-channel distribution — including

– Bank branch network
– Direct telemarketing (Life Insurance)
– Direct internet (Home and Contents sales)
– Third party — both owned dealerships, and external dealerships

We have achieved significant scale and efficiency in our life business Achieved through: Leveraging multiple distribution channels Selective repricing Product innovation Improving efficiencies Building our direct sales capability CBA channel sales force capacity and productivity improvements Source: Plan for Life December 2002

We have a continuing focus on defending and strengthening our third party relationships — its importance being demonstrated by the 58% of new life sales and re-rates delivered through this channel over the 02/03 year.

At the same time, we are pursuing a multi-channel distribution strategy. Channel diversification is a strategic objective within CommInsure. The goal is to grow sales through reaching a broader range of customers, and more closely aligning product features with customer needs/preferences, and channel characteristics.

While good progress has been made to date on CommInsure sales to our banking customers, a significant opportunity exists for further growth in bank branch and direct channels.

Greater effort has been made to embed insurance sales processes across the bank where we believe “natural” cross-sell opportunities exist

•	~40% of new home loan sales in the branch network result in Home and Contents sales

•	~15% of new home loan sales in the branch network result in mortgage protection sales

A further example of growth in sales to Bank customers is for life insurance, where sales increased from 28% to 42% over the last year for our direct and branch network distribution.

Our distribution channel strengths underpin our performance Continued focus on critical third party channel Strong recent growth in CBA direct and branch channel sales Leverage "natural" cross-sell points in CBA channel Source: CBA Internal Data - June 2003

CommInsure holds

•	A strong position in all categories of Life Insurance

•	A profitable and growing niche in Home and Contents

Strong growth has been achieved in all product categories; with exceptional growth in re-badged Motor (off a small base).

We have not aggressively pursued annuities as there has been some irrational pricing in the market. However a degree of pricing rationality does appear to be returning.

The overall Home and Contents market share is based on June 2002 APRA Figures - latest internal estimate is of a 5.6% market share.

Other Cover includes small business insurance, pleasurecraft, caravan and trailer insurance.

All products are offered under the CommInsure brand.

We have also achieved solid growth across our broad range of protection products Growth over past 12 months: Group Risk 16.7%, Disability 9.8%, Lump Sum 8.1% Home & Contents 7.8% Motor Insurance 130% (distribution only) Offered under the CommInsure brand Source: Plan for Life Dec 2002, H&C data - Internal CBA analysis and APRA data as at June 2002

We intend to achieve business growth through:

•	Competitive, rational pricing

•	Leveraging our strengths across all distribution channels, with one of the key areas of focus being capturing the opportunity to meet the insurance needs of more of our banking customers

•	More closely align product features to customer needs and channel characteristics

•	Continuing to build direct sales capabilities

Deliver efficiencies by driving down costs through:

•	Process improvements including re-engineering of our claims management and administration processes

•	Moving to integrated technology solutions that enable straight through processing

•	High performing teams

Continue to build capabilities by:

•	Developing an insurance platform that enables simple, convenient interactions with advisers and customers

•	Enhancing products through bundled and customised solutions delivering “straight forward” insurance

•	Further developing a pervasive customer service culture

CommInsure will continue to provide straight forward insurance solutions to our customers.

Further opportunities exist to enhance the efficiency and scale of our Insurance business Build scale and grow the business: Competitive, rational pricing Optimised, multi-channel distribution Meet insurance needs of more of our banking customers Customising products for customer needs/channels Build direct sales capabilities Drive efficiencies: Process improvements Integrated technology solutions High performing teams Build capabilities: Platform for simple, convenient interactions with advisers & customers Product enhancements Customer service culture

Discussion Outline

■ **Stuart Grimshaw** Group Executive, Investments and Insurance Services	IIS Strategy and Business Overview
■ **Peter Beck** Managing Director, CommInsure	CommInsure Strategy and Business Overview
■ **John Pearce** Chief Executive Officer, Colonial First State Investments	CFSI Strategy and Business Overview
■ **Stuart Grimshaw** Group Executive, Investments and Insurance Services	Conclusion
■ **Questions and Answers**	

CommonwealthBank 20

A tough new era for funds management A maturing industry: Slowing, but favourable, long term growth Lower investment returns Concentration of power Growth of platforms Institutionalisation of distribution Increased regulatory focus Industry shake up Scale is critical Picking investment management winners difficult Potential for margin squeeze Requires cost focus as well as revenue Importance of broad based distribution Commoditisation - difficult to differentiate Greater activism among consumers / investors / 'others' Larger players, particularly those with distribution networks, who maintain profitability by: Leveraging scale to drive down costs Maintaining revenues through: Offering compelling customer propositions that leverage their portfolios of businesses; and Differentiating themselves based on brand, service and performance High performing specialised / niche manufacturers will also thrive. Industry Outlook Implications The "Winners"

Colonial First State’s (CFS’s) success has often been attributed to success as an investment manager, with a particular emphasis on Australian equities.

This view of CFS is far too narrow.

•	Breadth of products extend across all mainstream asset classes.

•	Leading masterfund.

•	Distribution breadth and depth.

•	Service and administration capability.

On top of the above, there are the intangible strengths of people and execution capability.

Our business model CBA SUPPORT 1. PRODUCT • depth & breadth across investment mgmt • leading masterfund 2. DISTRIBUTION • strong IFA relationship • CBA distribution 3. SERVICE & ADMINISTRATION • service culture • service reputation EXECUTION CAPABILITY • Speed to market • Efficiency focus BRAND • High brand awareness • Preferred brand for investors and advisers TECHNOLOGY • In-house capability • Single unit registry (FMS) PEOPLE • Strong culture • Employer of choice

Our investment management capabilities are broad, in terms of asset class and investment style, and we maintain an ongoing commitment to innovation (eg 452 Capital and FirstChoice).

Overall, we are well positioned for market changes and shifts in customer preference, and to achieve strong revenue growth across our product portfolio. Our scale also enables us to drive profit from lower margin products.

Our large market share in Australian equities has raised concerns about our growth prospects. However, there are significant growth opportunities in other asset classes, platforms, and even in other styles within Australian equities.

Colonial First State has a broad, well positioned product suite CBA Internal Analysis and Market Forecasts CFS Internal Product View

The IFA channel remains extremely important, continuing to capture a large share of retail investment assets, and representing an existing and well established strength of CFS.

Traction with IFAs is an important indicator that the product range and service proposition is passing the “acid” test.

However we recognise that over the short to medium term we also have an opportunity to significantly increase sales through the bank channel. While the results we have achieved to date are impressive, particularly for FirstChoice, now sourcing ~36% of sales via the bank network, the remaining opportunity is large, and will contribute to strong revenue growth going forward.

CFS has a distribution network with breadth and scale Continuing importance of the IFA channel Sales through bank channel growing strongly Source: Internal Data

One of the strengths of CFS is our pervasive service culture:

     •   Service is a key focus for both our front and back office teams, including all support units, and service metrics are applied across all areas

     •   It’s also a prominent & explicit consideration in our product development activities — eg FirstChoice

Our commitment to customer service has been recognised by the industry:

     •   Ranked first in Assirt Service Level Survey for fund managers for last 2 years

     •   Ranked first in RetireInvest survey for past 3 years

Based on independent research, the Colonial First State brand is perceived by advisers and customers alike as a leading wealth management brand with superior customer service and an innovative culture.

Our brand and customer service ratings continue to be strong Recognised in the market for customer service Leading brand - and deliver on proposition Source: Newspoll data - June 2003

As I mentioned briefly in my introduction, technology is playing an increasingly important role in the wealth management industry as a key competitive differentiator.

Over the past 2 years we have maintained a focus on developing market-leading capabilities in this area

•	FirstChoice, a master trust launched in May 2002, has achieved market-leading growth since launch, reaching $3.2b in FUA in June this year, topping platform flows for December and March quarters.

•	The success of FirstChoice was based on the ability of the CFS team to recognise a need in the market for a simple, competitively priced product, as well as the clear competitive advantages that the innovative mandate structure delivers.

•	Importantly, FirstChoice was not developed as a standalone business. It leverages the existing infrastructure used for all other asset classes. It was delivered cheaply, and effectively gave us scale on day one.

•	We will use FirstChoice as a base for future growth in the platforms area, with FirstChoice Employer Super, launched in September 2002, being one of the first extensions.

•	Avanteos complements our platform capabilities within IIS, creating expanded “wrap options” and giving us exposure to the growth in the wholesale wrap market.

FirstChoice has been a "killer application" in the market FirstChoice: Leverages existing scale Innovative mandate structure Simple, low pricing Late to market but topping industry flows Avanteos: Leading technology Wholesale market exposure Creates "wrap options" for CFS Source: Assirt March 2003 data

•	FirstChoice utilises straight through processing between CFS and managers by acting as a centralised custodian. A traditional masterfund has typically manual (fixed) communication between the platform and each manager (and their respective custodian).

•	Under FirstChoice, CFS remains the legal owner / administrator of the fund. For a traditional masterfund, the investment is typically through a wholesale trust. Under-performing managers cannot be removed without redeeming investors. A mandate structure combined with our scale gives us pricing power.

•	Finally, in terms of administration, in a traditional masterfund there is a dependency upon the service levels of each manager for unit prices, reporting etc, with “weakest link” risk resulting in inconsistent service levels.

The FirstChoice mandate structure has a number of benefits over a traditional masterfund Unique Straight Through Processing between CFS and managers through centralised custodian CFS remains legal owner / administrator of the fund. Ease of manager change with minimal CGT and stamp duty. Delivers pricing power. CFS controls unit pricing, distributions, annual statements and tax. Superior retail-style service levels. Custody Investment Management Administration

A picture of the typical FirstChoice value chain – there will be slight variations for different asset classes. The power of the model emanates from our ability to extract value across all parts of the value chain.

It’s important to note that the economics of investment management on its own is very favourable, due to our scale across all asset classes and our single unit registry and set of processes.

Within our platform an investment management capability significantly increases the returns, particularly given that about 61% of flows are into house product.

It’s also important to note that our investment management capability gives us access to the distribution channels of our competitors.

This example is provided to demonstrate the value created through having an investment management and administration capability to drive further revenue from our platform business.

CFS is able to leverage the success of this product in the distribution component of the wealth management value chain by capturing a significant proportion of margin throughout the other value chain elements (administration and asset management).

We have favourable platform economics due to our end to end presence Typical FirstChoice Revenue Split Allows CFS/CBA to capture greater share of available margin Adviser/customer still provided choice - of distribution channel (IFA, branch, tied), and manager (CFS, non- CFS)

The gap in our current product suite is a platform offering which is fully integrated with the adviser workbench and other Group product.

Avanteos, which to date has only operated as a wholesale provider, provides us with “wrap” options.

Integration will be a strong focus for our platform development agenda, with an initial focus on interfacing our technology platform with desktop planning software to give a seamless service to advisers and planners.

Technology integration is also an enabler for a number of other capabilities we plan to offer including providing advisers with transactional access. In addition, our solutions will remain flexible and able to be integrated and interface with a range of the technology components, including the “front-ends” for advisers, that are provided by ourselves or others.

The integration theme also applies to the range of financial services encompassed within our future platform offering, which will be extended beyond investments to equities trading, insurance and banking — and supported consolidated and customised reporting. A consolidated view of the customer will provide us with cross sell and bundling options.

In summary, I believe CFS is well positioned for continued growth. We have a broad product portfolio, significant distribution strength across 3rd party, bank planner and dealership group adviser relationships, and a culture that continues to deliver market-leading customer service. We are pursuing a number of strategies to strengthen our position in each of these areas. We recognise the growing importance of platforms in our market, and will leverage the success of FirstChoice to further build our platform capabilities.

We are building our platform capabilities to further drive market advantage Launched First Choice simple offering competitive pricing investments, super, pension Integrated, end to end platform offering: increased functionality front and back end integration adviser transactional access practice management interface to desktop planning interface with CommSec "Day One" "Day Two" "Day Three" "Day Four" FirstChoice Product enhancements (functionality) Increase range Corporate super Avanteos leading web-based technology platform wholesale market exposure creates wrap "options" for CBA Next Generation platform enhancements: expanded client review functionality portal-based encompasses investments, equities, insurance & banking offering consolidated and customised reporting integrated, leading front-end tools Current Focus

Discussion Outline

■ **Stuart Grimshaw** Group Executive, Investments and Insurance Services	IIS Strategy and Business Overview
■ **Peter Beck** Managing Director, CommInsure	CommInsure Strategy and Business Overview
■ **John Pearce** Chief Executive Officer, Colonial First State Investments	CFSI Strategy and Business Overview
■ **Stuart Grimshaw** Group Executive, Investments and Insurance Services	Conclusion

- Questions and Answers

CommonwealthBank 30

I want to re-emphasise some of the points you’ve heard as they relate to the key messages I spoke about at the start of this presentation.

•	In terms of the value of our end to end value chain presence:

–	This provides the opportunity to capture more margin
–	We are able to leverage strength in one value chain element more broadly across the value chain to increase margin/revenue. FirstChoice provides a clear example of how we are able to leverage existing technology and scale for competitive advantage, and capture asset management margin.

•	Our manufacturing strengths continue to create significant benefits for us. These businesses have scale, and a key focus for us is to more fully realise these scale and other efficiency benefits through initiatives including the product and systems rationalisation program and technology integration.

•	We continue to pursue a multi-channel distribution strategy, enhancing the distribution capabilities across our 3rd party IFA, bank planner and dealership group adviser relationships. Capturing the investments and insurance needs of more of our banking customers is a significant opportunity for us, and we have an adviser and planner development program that will significantly increase our planner capacity and productivity.

•	Given the growth of the platform market and its increasing strategic importance, one of our key priorities will be to further development our platform capabilities, building on the success of FirstChoice. An initial areas of focus will be developing front-end tools for our planners and advisers.

Key Messages There is significant value in having an end to end value chain presence We are building on our leading competitive position in investments and insurance manufacturing We are leveraging and extending our distribution strengths We are growing our platform capabilities

Discussion Outline

- **Stuart Grimshaw** — IIS Strategy and Business Overview
  Group Executive,
  Investments and Insurance Services
- **Peter Beck** — CommInsure Strategy and Business Overview
  Managing Director,
  CommInsure
- **John Pearce** — CFSI Strategy and Business Overview
  Chief Executive Officer,
  Colonial First State Investments
- **Stuart Grimshaw** — Conclusion
  Group Executive,
  Investments and Insurance Services
- **Questions and Answers**

CommonwealthBank 32

Commonwealth Bank Investments & Insurance Services 29 July 2003 www.commbank.com.au

1
Capital 29 July 2003 Marten Touw, Group Treasurer www.commbank.com.au

2
The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation 29 July 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

3
Speaker's Notes Speaker's notes for these presentations are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

•	Good evening / good morning as the case may be.

•	First, let me apologise for not being here in the flesh. By now, the reasons will be obvious to you.

•	CBA views its capital needs in the context of economic risk. Capital is held against unexpected losses with all business risks quantified at the AA rating level. This concept is applied consistently across the Group and influences the Group’s overall strategic thinking and performance management.

•	The model forming the basis of our calculations of economic risk was implemented 3 years ago in conjunction with Oliver Wyman and has since been refined.

•	Many other measures of capital adequacy exist including those prescribed by APRA and the various adjusted equity measures used by the rating agencies, investors and analysts.

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CBA understands the capital needs of its businesses in the context of the economic risks of those businesses Other measures of capital reflect proprietary assessment criteria designed to fit a particular decision making framework Capital requirements must be aligned with business risks

•	We manage our capital position having regard to the requirements of shareholders, regulators in the form of APRA, Reserve Bank of New Zealand, Financial Services Authority etc and rating agencies. Each of these entities has a perspective based on the level of capital required to support its interests.

•	While we use our economic equity calculations as the basis for determining whether we are capital adequate and the APRA requirements are well known, the common measure used by rating agencies and analysts is some form of “adjusted equity” — “adjusted common equity”; “adjusted tangible equity”; “core equity”; etc. The numerator in these measures typically includes a range of views on the deductions required for various CBA investments. For the denominator, the assessment of risk is often based on regulatory risk weighted assets and is not aligned to the actual underlying risks in the business. For example, our internal models show an economic equity requirement of less than 0.50% on residential home loans as compared to APRA’s current minimum capital requirement of 4%. This causes an immediate tension between analysts’ calculations and those used by CBA.

•	Tier 1 Capital, calculated in accordance with APRA Regulations, includes the tangible component of the investment in life insurance and funds management businesses. Some commentators have referred to this as “double gearing”. CBA suggests whether or not this is true is a moot point. We are solving for the question of whether or not we have adequate capital to meet the needs of the regulators (so that we can maintain our banking licence); the rating agencies (so that we can maintain AA- level access to cost effective debt) and shareholders (so that we can meet unexpected losses to the AA level and remain in business). To date, all pronouncements from APRA and the rating agencies confirm CBA is well capitalised.

5
There are differing perspectives of "capital" Shareholders Regulators Rating Agencies

•	As discussed, CBA has modelled its economic equity attribution process using Oliver Wyman, one of the well known consultants in this field.

•	Our internal models show CBA is strongly capitalised based on our assessment of the capital required to support the real risks in our businesses.

•	With respect to Conglomerates:

•	APRA has prescribed that CBA will be subject to the Level 3 capital adequacy requirements that form part of the new Conglomerates Regulations that came into effect on 1 July 2003.

•	As a result, CBA is required to provide APRA with details of our internal models used for monitoring and measuring capital. This is to satisfy APRA that the CBA conglomerate group (ie banking, life and funds management) has sufficient capital for the risk profile of the group as a whole.

6
Economic Equity Internal models show CBA is strongly capitalised Conglomerates - APRA review of internal models Capital to protect shareholders' interests

•	Our regulator, APRA, has stated that we are well capitalised.

•	CBA’s Tier 1 capital ratio increased from 6.78% at 30 June 2002 to 7.06% at 31 December 2002.

•	This compares with a decline in Tier 1 Capital for our 3 major peers from September 2002 to March 2003.

•	Although CBA has a Tier 1 ratio lower than ANZ and NAB, this needs to be analysed in the context of the respective underlying risks in the businesses. CBA believes that the risk in our banking book is lower than our peers: about 60% of CBA’s loans and advances are lower risk residential mortgages, compared to approximately 48% for ANZ, 43% for NAB and 53% for WBC.

•	As a result, if the risk weighting for home loans was reduced from 50% to only 35% (as proposed for the Basel 2 “Standardised Approach”), the positive impact on CBA’s Tier 1 capital position would be the largest of the 4 majors. If the Basel 2 Advanced IRB approach was applied, the benefit to CBA would be even greater.

7
Capital to protect depositors' interests

•	APRA sets capital requirements to protect life insurance policyholders, and ASIC sets requirements for funds management companies. Overseas, the local regulators set requirements.

•	The excess capital across the businesses at 31 December 2002 was $807m.

•	For regulatory purposes, Deferred Acquisition Costs (DACs) are required to be included in the calculation of Capital Adequacy, at face value – this amounts to approximately $500m for Australian insurance business that is deducted from free equity.

•	This is a very conservative position as we expect this business to continue on the books for up to 30 years. On an economic basis, we would not write off the entire DAC – accordingly economic equity is less than regulatory capital for this business.

•	Additionally, there are ways we could reduce the DAC that appears on the balance sheet eg securitisation, financial reinsurance. Without changing the economic risks, the regulatory capital is reduced. We choose not to take this approach because the economic costs do not justify the real benefit.

•	Of the Australian Insurance required capital of $1.2 bn, approximately 35% is in products that are in run off including “traditional products”. These products will release this capital in excess of profits over their remaining lifespan. This capital will be used to fund new business ie to pay for new DACs.

8
Capital to protect policyholders' interests Total excess over capital adequacy: $807m $807m

•	CBA’s credit rating is not at risk.

•	You will all be familiar with the fact that credit ratings are determined based on a number of factors.

•	Moody’s have specifically commented that:

"A number of market participants continue to believe that there is a strong correlation between a bank’s level of regulatory capital (most often defined by the Tier 1 ratio or an ad-hoc adjusted version of it) and the ratings that these banks get from Moody’s. Nevertheless, our analysts continually emphasise that indeed this is not the case with our assessment of bank credit risk.”

Source: “Capital Ratios & Moody’s Bank Ratings: No direct correlation”, Moody’s Bank Risk Monitor January 2003 — Issue 2

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CBA's capital position remains strong as evidenced by our credit ratings: Capital to protect debtholders' interests Standard & Poor's AA- "very strong" Stable Moody's Aa3 "exceptional financial security" Stable Fitch AA "very high credit quality" Stable

CONGLOMERATES

•	As discussed, APRA has designated CBA a “financial conglomerate”. Regulations relating to Financial Conglomerates came into effect on 1 July 2003.

•	Financial conglomerates will have three levels of regulatory capital requirements:

•	Level 1 and Level 2 are similar to the previous Stand Alone and Group regulatory capital requirements

•	Level 3 is a new requirement from 1 July this year. This derives the aggregate capital requirement for all businesses in the group, whether they be banking, life insurance or funds management businesses.

APRA have said they will use the internal models used by banks that own life insurance companies to determine the capital requirements from 1 July 2003. They have also said they are unlikely to have evaluated the models used by all the banks concerned until June 2004. At present, therefore, we cannot say for certain that our models will meet their requirements but we are confident that this will be the case.

•	We believe that the 1 July 2003 Conglomerates Regulations should have no material effect on the Group’s regulatory capital ratios.

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Proposed changes to the regulatory environment Conglomerates Basel 2 IAS Capitalised Expenses

BASEL 2

•	Under the New Capital Accord, risk weights for credit risk will be based on the credit rating of the counterparty or loss experience on statistically managed portfolios.

•	CBA’s modeling indicates that the capital required for credit risk under Pillar 1 of Basel 2 will be considerably less than at present. Off-setting this will be a new requirement for capital to cover operational risk. In addition, APRA will have new capital requirements under Pillar 2 of Basel 2, which will include capital for business and strategic risk and credit concentration risk. Quantification of the benefits is not possible until APRA releases its “national discretion” requirements under Pillar 2. However, APRA expect that the Pillar 2 capital requirements will substantially reduce the benefits Australian banks are expected to derive under Pillar 1.

•	The treatment of the deduction for life insurance and funds management companies will change. The deduction for the tangible element will be 50% from tier 1 and 50% from tier 2 (currently it is 100% from total capital).

•	Overall, we expect Basel 2 will be beneficial to CBA. However, there is still insufficient information on the New Capital Accord for us to provide a definitive answer as to the impact on our capital ratios.

•	We continue to work with APRA.

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Proposed changes to the regulatory environment Conglomerates Basel 2 IAS Capitalised Expenses

IAS

•	From 1 July 2005 Australian companies will adopt International Financial Reporting Standards.

•	CBA is preparing for these changes now. At 1 July 2005, we will be required to show 2 years of comparative data and as a result we will need to run 2 sets of accounts for 2003/04 and 2004/05

•	However, preparing for these new accounting standards is made difficult as the rules are not finalised as yet. There is a lack of clarity over certain details in the Standards.

•	IAS will have major implications for CBA

•	many balance sheet items will be “fair valued”

•	most derivatives will be fair valued whilst the hedged item may not

•	goodwill accounting

•	pension accounting

•	insurance contracts

•	appraisal value accounting

•	impairment recognition and provisioning

•	securitisation and asset derecognition

•	CBA’s current effort is being applied to minimising profit & loss volatility from changes to the hedging rules. Otherwise, artificial profit volatility of hundreds of millions of dollars could be created from the loss of asymmetric accounting treatment for “internal” deals. However, we are using IAS 39 hedge accounting to match underlying balance sheet items to an external hedge.

•	The overall impact of the rules and their interpretation by the regulator and rating agencies is unclear. However, the rules make no difference to the Group’s economic equity calculations.

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Proposed changes to the regulatory environment Conglomerates Basel 2 IAS Capitalised Expenses

CAPITALISED EXPENSES

•	APRA released guidelines for Capitalised Expenses on the 25th of June 2003.

•	The guidelines propose that certain capitalised expenses are deducted from Tier 1 capital. These expenses are:

•	Loan/lease origination fees and commissions paid to originators and brokers

•	Securitisation establishment costs

•	Costs associated with debt/capital raisings

•	Other general asset classifications relating to transformation costs or business development initiatives

•	Implementation of the proposed guidelines on 1 July 2004 will have only a minor impact on CBA’s Tier 1 capital ie less than 6 basis points.

•	The guidelines continue with the current practice of including software development costs as a Risk Weighted Asset. However, APRA has stated that it “considers it is questionable whether these costs satisfy the recognition requirements for a regulatory asset” and they will continue to monitor the capital treatment of software development costs.

•	Even if APRA were to require a Tier 1 deduction for capitalised software cost, the impact today for CBA would be less than 15bp. We estimate that this is less than our peers.

13
Proposed changes to the regulatory environment Conglomerates Basel 2 IAS Capitalised Expenses

•	Again, CBA views its capital needs in the context of economic risk.

•	In determining the capital requirements of CBA, we ensure that we have adequate capital to meet the needs of shareholders (so that we can meet unexpected losses to the AA level and remain in business); the regulators (so that we can maintain our banking license); and the rating agencies (so that we can maintain AA- level access to cost effective debt).

•	To date, all pronouncements from APRA and the rating agencies confirm CBA is well capitalised.

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Summary CBA understands the capital needs of its businesses in the context of the economic risks of those businesses CBA's capital position reflects the requirements of: Shareholders Regulators Rating Agencies

Capital 29 July 2003 Marten Touw, Group Treasurer www.commbank.com.au

15

1
Commonwealth Bank International Financial Services Group Executive, Garry Mackrell 29 July 2003 www.commbank.com.au

2
The material that follows is a presentation of general background information about the Bank's activities current at the date of the presentation, 29 July 2003. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Disclaimer

3
Speaker's Notes Speaker's notes for this presentation are attached below each slide. To access them, you may need to save the slides in PowerPoint and view/print in "notes view."

•	Supplementary information is included at the back of this presentation

4
Operations and Goals Key Achievements IFS Strategy IFS Business Model Repositioning in Hong Kong Strategic Initiatives International Financial Services (IFS) Overview

•	IFS is responsible for offshore retail banking, life insurance and distribution of investments.

•	It has 10 businesses in 6 countries.

•	As at December 2002 IFS contributed approximately 10% of the Group’s net profit and represented 11% of the Group’s total assets.

•	Our most significant operations are:

•	ASB Bank;
•	Sovereign Life;
•	Hong Kong operations.

•	Supplementary information containing high level statistics and strategic summaries for each of the main businesses is attached to this presentation.

•	As a Group we have accumulated considerable experience and knowledge in risk management and in delivering retail financial services across multiple distribution channels.

•	Our long term aim is to leverage our Australian and New Zealand capabilities to develop a portfolio of viable offshore operations. Our Asian businesses represent long term option plays, focussing on the largest, higher income cities in selected countries.

•	The Division’s goals are summarised on the right. Given the limited time available I will mainly talk to the first goal — replicating key elements of ASB’s (best practice) business model across the other IFS businesses.

5
Operations and Goals CBA Group 89% IFS 11% Zealand New Zealand & Hong Kong 98% Other 2% New Zealand & Hong Kong 97% Other 3% One Team, excelling in customer service Develop distribution channels, alliances and partnerships Re-engineer, simplify and leverage business processes, IT platforms and information management Develop integrated financial services model in chosen markets (replicate ASB) Profit Assets Divisional Goals Data as at December 2002

ASB’s strong performance has been driven by market share growth in core activities, improved margins and productivity gains.

•	For the period ending December 2002, profits were 25% higher than the prior period;

•	The cost to income ratio for the period ending December 2002 reduced from 52.9% in December 2001 to 48.4%;

•	As at February 2003, growth in housing lending was 18.5%, compared with market growth of 10.2%. February 2003 percentage share of lending for housing was ~1% higher than February 2002, and ~2.5% higher than February 2001;

•	Growth of resident private sector credit as at February 2003 was 20.3%, compared with market growth of 9.2%. February 2003 share was ~1.5% higher than February 2002, and ~3% higher than February 2001;

•	Customer numbers have increased by around 7% to just under 1 million for the year ended Dec 2002;

•	Customer satisfaction and service measures have also been maintained or improved (Refer also attachment 4);

•	ASB maintained, for the fifth consecutive year, the leading customer service rating within the New Zealand major retail banking market and for the third consecutive year, the leading rating in business banking (Source: Auckland University Colgate Survey);

•	Sovereign, Hong Kong, Fiji and the other Asian businesses have all grown/maintained market share and their fundamentals have improved.

6
Strong performance by ASB Bank Underlying improvement in business fundamentals within New Zealand and Asian life operations Grew or maintained market share in all locations Developed and launched alternative distribution channels within Hong Kong - Distribution joint venture with Cheung Kong Group - Financial Solutions Divestment of Philippines life operations Key Achievements

•	ASB’s sustained growth and financial performance has been underpinned by distinctive capabilities. This chart summarises key elements of its business model;

•	The ‘One Team’ initiatives have engendered a passion for customer service and continuous improvement, supported by single-view-of-the-customer capabilities; (Onyx)

•	All staff (front office and support) have sales or referral targets. Support and head office staff are also measured on the quality of service provided. (Please refer attachment for more details on ASB cross sell results);

•	In summary, ASB aims to be the market leader in service and process. Moreover, the acquisition of the Sovereign (and more recently the Colonial) life business is enabling this approach to be extended progressively across the Group’s businesses in New Zealand, thereby creating an integrated financial services model in that country. We are now extending this approach to other countries eg. Fiji, Indonesia.

•	Next Slide – provides more detail on recent initiatives.

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IFS Strategy Distinctive components Extend ASB Model Service Experience People & Teamwork Technology & Processing Distribution Customer centric Single view of customer (Onyx) Risk and value-based pricing High performance One team Cross - sell Single end to end processes Reduce cycle time Continuous measurement Proprietary/aligned Effective service execution Positioning Strategy Market Leader Service Processes Meet Market Price Products

Our integrated business approach aims to:

1.	Consolidate support functions. Examples of recent progress include:

•	ASB/Sovereign support roles integrated to minimise duplication; provide support for Fiji;

•	Regional office in Hong Kong to support China and Vietnam;

2.	Simplify and streamline products and operations.

•	Consolidation of ASB and Sovereign Investments;

•	Legacy product consolidation within Sovereign (progressively reduce from 1500 variants to 120);

•	Sovereign originated home loans on ASB systems/balance sheet;

•	ASB home loan approvals in an hour;

3.	Leverage distribution services.

•	Extend ‘One Team’ approach to other businesses (Cross sell, service focus and aligned accountabilities);

•	Expand and extend investments (Indonesia, Fiji);

4.	Expand and extend distribution.

•	Expansion of Indonesian bank capabilities

•	creation of financial consultants;

•	Creation of alternative distribution channels in Hong Kong

•	Cheung Kong joint venture;

The next slide summarises recent initiatives in Hong Kong.

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IFS Business Model - integrated services features Products Operations Centre Functions Distribution Distribution Third Party Distribution Proprietary OCEO, HR, IT, Finance, Risk etc Distribution Services Banking Investments Insurance Integration / Bundling

•	A key focus within the existing Hong Kong traditional life business has been to reduce volatility/improve underlying fundamentals – including the quality and effectiveness of agency distribution and adopting a more conservative investment mix. We have also made headway in repositioning the Hong Kong operations as a broader-based financial services provider.

•	Pension administration is reaching scale with the addition of new institutional clients during the year – we are now the largest third party administrator in Hong Kong;

•	CommServe Business Solutions has been developed as a technology-enabled financial wrap service which brings product suppliers and distributors together.

On the distribution side:

•	We have made significant groundwork in moving from a reliance on traditional tied agency distribution and changing the economics of distribution;

•	Wealth management is a new general agency group, which works through a franchise model structure;

•	Direct sales comprises new agents being recruited for the CommServe platform;

•	The Financial Solutions wealth-management business was launched on 8 April. Financial Solutions aims to provide in-house financial advisers with products and services by various third party suppliers (banks, general and life insurance);

•	In March, the Commonwealth Bank Group formed a joint venture with the Cheung Kong Group and became a 30% shareholder in AMTD Financial Planning.

–Summing up (Final Slide)

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Key : CMG Asia CBA / IFS External Distribution Services Business Administration Business Manufacturing Business Distribution Business CMG life CommServe pensions admin Other product providers CommServe distribution services Financial Services Consumers/Customers CMG life admin CMG - direct sales staff (CSA) Non- affiliated (IFA's, Brokers, etc.) Financial Solutions AMTD CMG - agency CMG - wealth management Repositioning in Hong Kong

The main challenges and opportunities for IFS are to:

•	Continue to grow ASB market share;

•	Continue to improve fundamentals in the life businesses, especially Sovereign and Hong Kong;

•	Improve and extend ASB customer service and business model across IFS;

•	Where feasible, develop/extend for the longer term, retail banking, life and investments options in the larger cities of China, Indonesia and Vietnam;

•	Rationalise, simplify and consolidate systems and processes.

10
Strategic Initiatives Grow New Zealand Reposition Hong Kong Develop Asian options Leverage (ASB) integrated approach

11
Commonwealth Bank International Financial Services Group Executive, Garry Mackrell 29 July 2003 www.commbank.com.au

12
Overview of IFS Businesses Data as at December 2002 Appendix 1

13
Overview of IFS Businesses * commenced 2000 Data as at December 2002 Appendix 1 (Cont'd)

14
Highly favourable market conditions moderating ASB growing faster than market Market Positioning Business Profile - ASB Bank 02/03 Initiatives Expand and extend existing retail bank excellence into broader financial services / business Continue strong retail banking growth Drive business / rural growth by enhancing sales capabilities and service excellence Continuous improvement focused on customer services and on business process re-engineering "Grow" Market Share 2000 2001 2002 2000 2001 2002 2000 2001 2002 ASB market share of major banks by gross loans (%) Source: General Disclosure Statements Appendix 2 Retail Rural Business/Corp 15.7 16.6 18.7 10.6 11.2 12.9 8.0 7.3 7.9

15
NZ insurance and investments market - low growth / uneven competition Sovereign - double market share of nearest competitor Sovereign differentiated by relative scale, adviser support and distribution reach Market Positioning Business Profile - Sovereign Insurance 02/03 Initiatives Extend distribution and cross-sell synergies leverage ASB network Improve profitability through pricing for risk, enhancing persistency and aligning compensation / commissions structures Consolidate products / legacy systems (Phase 1) "Consolidate and grow" Market Share 12/02 Inforce 12/00 12/01 Investments* Appendix 2 (Cont'd) 12/01 6/02 14 * ASB Investments 12/02 3/03 (%) 26.5 27.7 28.3 13 13 14 14

16
Mid-ranked life insurance player facing strong competition and low growth environment Migrating from traditional life agency distribution model to broader financial services provider Support / extend into Mainland China (CommServe and distribution services businesses) Market Positioning Business Profile - Hong Kong 02/03 Initiatives Reposition traditional life business Expand CommServe Support China and Vietnam entry "Get fundamentals right / reposition" Market Share 12/01 06/02 03/03 New Business 12/01 06/02 12/02 03/03 Pension Admin Appendix 2 (Cont'd) 12/02 (%) 3.4 2.1 2.3 2.5 5 5 5 8

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PEOPLE & TEAMWORK ASB Bank - Cross Sell One Team Closed Referrals Sep 01 Dec 01 Mar 02 Jun 02 Sep 02 Dec 02 Mar 03 Jun 03 22% 32% 34% 43% 29% 51% 34% 45% Closing Ratio Appendix 3

18
SERVICE EXPERIENCE New Zealand Banking - Customer Satisfaction Auckland University Colgate Main Bank Survey - September 2002 (Major Banks) % satisfied and very satisfied customers (1998-2002) ASB attracts highest % of customers considering switching Customer Switching Intentions Appendix 3 (Cont'd)

19
IFS Management Team Sovereign Insurance Simon Swanson LoS 23 years Fiji Mike Walsh LoS 12 years > Reserve Bank NZ Vietnam Life Rod Carkeet LoS 40 Years PTBC, Indonesia Symon Brewis-Weston LoS - CBA 2 years > Rabobank 3 years > CBA 5 years International Financial Services Garry Mackrell LoS 30 years Hong Kong/Region Peter Fancke LoS 31 years Indonesia Life Geoff Coates LoS 27 years ASB Bank/Region Hugh Burrett LoS 43 years China Life Chong Lee LoS 15 years Appendix 4 LoS = Length of service